Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

August 21, 2011

Amit Pande

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

RE:

Antiviral Technologies, Inc.

Form 10-K for the Fiscal Year ended December 31, 2011

Filed March 29, 2012

File No. 000-53449

Dear Mr. Pande:

On behalf of Antiviral Technologies, Inc., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated July 30, 2012.

December 31, 2011 Form 10-K

Report of Independent Registered Public Accounting Firm, page F-2

1.

Please amend your filing to include the date that the audit report was signed.

Response: The filing has been amended to include the date the audit report was signed.

2.

Please amend your filing to include a conformed signature in your audit report.

Response: The filing has been amended to include a conformed signature in the audit report.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.